Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated December 7, 2025

Registration Statement No. 333-269100

Immix Biopharma, Inc.

Clinical Data Update

On December 7, 2025, Immix Biopharma, Inc. (the “Company”) announced positive phase 2 NXC-201 results in an oral presentation at ASH 2025 presented by Heather Landau, MD, of Memorial Sloan Kettering Cancer Center. NXC-201 demonstrated a complete response (“CR”) rate of 75% (15/20) (at s/u IFE(-) level) by independent review committee. NEXICART-2 final readout and BLA submission are planned for 2026.

In the trial, prior to NXC-201 treatment, all patients were exposed to an anti-CD38 antibody and a proteasome inhibitor. Median prior lines of therapy was 4 (range: 1-10). All patients had baseline relapsed/refractory AL Amyloidosis organ involvement. After NXC-201 treatment, complete responses (“CRs”) were observed in 75% (15 out of 20) patients. In four out of five pending patients, minimum residual disease (“MRD”) negativity in bone marrow suggests a future complete response may be expected. Downstream clinical improvement, including organ responses, were observed in 70% of evaluable patients (7/10). No neurotoxicity was observed. Grade 2 cytokine release syndrome was observed in four patients, Grade 1 cytokine release syndrome was observed in 11 patients, with a median duration of 1 day. The ASH presentation contains clinical data as of November 13, 2025.

Common Stock Offering

On December 7, 2025, the Company issued a press release announcing the pricing of its $100 million underwritten offering of common stock and pre-funded warrants. A copy of the press release is attached hereto as Appendix A.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, as well as the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents, and the prospectus supplement, when available, for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by phone: 1-866-718-1649, or email: prospectus@morganstanley.com.

Appendix A

Immix Biopharma Announces Pricing of Upsized $100 Million Underwritten Offering of Common Stock and Pre-Funded Warrants

LOS ANGELES, CA, Dec. 07, 2025 (GLOBE NEWSWIRE) – Immix Biopharma, Inc. (“ImmixBio”, “Company”, “We” or “Us” or “IMMX”), a global leader in relapsed/refractory AL Amyloidosis, today announced the pricing of an underwritten registered offering of 19,117,646 shares of its common stock at a price to the public of $5.10 per share, and to certain investors in lieu of common stock, pre-funded warrants to purchase 490,196 shares of common stock at a price to the public of $5.09 per pre-funded warrant, which represents the per share public offering price for the common stock, less the $0.01 per share exercise price for each such pre-funded warrant. The gross proceeds to Immix from the offering, before deducting the underwriting discounts, commissions and other offering expenses, are expected to be $100 million. The offering is expected to close on or about December 9, 2025, subject to the satisfaction of customary closing conditions.

Immix intends to use the net proceeds from this offering, together with its existing cash and cash equivalents to fund NXC-201 development and for working capital and general corporate purposes. Immix believes that the net proceeds from the offering, together with its existing cash and cash equivalents, and expected disbursements under the Company’s CIRM grant will be sufficient to meet the Company’s operational needs into mid-2027.

Morgan Stanley is acting as the sole book-running manager for the offering. Citizens Capital Markets and Mizuho are acting as co-managers for the offering.

The securities in the registered offering are being offered and sold pursuant to a “shelf” registration statement on Form S-3 (File No. 333-269100), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 3, 2023, and declared effective on January 11, 2023. A prospectus supplement and accompanying prospectus describing the terms of the registered offering will be filed with the SEC and will be available on its website at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering, when available, may also be obtained from: Morgan Stanley & Co. LLC, attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by phone: 1-866-718-1649 or by email: prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Immix Biopharma, Inc.

Immix Biopharma, Inc. (ImmixBio) (Nasdaq: IMMX) is a global leader in relapsed/refractory AL Amyloidosis. AL Amyloidosis is a devastating disease where the immune system, that’s supposed to protect, instead produces toxic light chains, clogging up the heart, kidney and liver, causing organ failure and death. Our lead candidate is sterically-optimized BCMA-targeted chimeric antigen receptor T (CAR-T) cell therapy NXC-201 with a “digital filter” that is designed to filter out non-specific activation. NXC-201 teaches the immune system to recognize and eliminate the source of the toxic light chains. NXC-201 is being evaluated in the U.S. multi-center study for relapsed/refractory AL Amyloidosis NEXICART-2 (NCT06097832), with a registrational design. NXC-201 has been awarded Regenerative Medicine Advanced Therapy (RMAT) by the US FDA and Orphan Drug Designation (ODD) by FDA and in the EU by the EMA.

Forward Looking Statements

This press release contains forward-looking statements regarding Immix Biopharma, Inc., its results of operations, prospects, future business plans and operations and the matters discussed above, including, but not limited to, statements relating to the offering, including the timing of the closing of the offering, the anticipated use of proceeds therefrom, the Company’s cash runway, the potential benefits of our product candidate CAR-T NXC-201 and the timing and results related to clinical trials. These statements involve risks and uncertainties, and actual results may differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements also include, but are not limited to, our plans, objectives, expectations and intentions and other statements that contain words such as “expects”, “contemplates”, “anticipates”, “plans”, “intends”, “believes”, “estimates”, “potential”, and variations of such words or similar expressions that convey the uncertainty of future events or outcomes, or that do not relate to historical matters. Those forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially. Among those factors are: (i) the risk that the further data from the ongoing Phase 1/2 clinical trials for CAR-T NXC-201 will not be favorably consistent with the data readouts to date, (ii) the risk that the Company may not be able to continue the NEXICART-2 multi-site U.S. Phase 1/2 clinical trial; (iii) the risk that the Company may not be able to advance to registration-enabling studies for CAR-T NXC-201 or other product candidates, (iv) that success in early phases of pre-clinical and clinicals trials do not ensure later clinical trials will be successful; (v) that no drug product developed by the Company has received FDA pre-market approval or otherwise been incorporated into a commercial drug product, (vi) the risk that the Company may not be able to obtain additional working capital with which to continue the clinical trials for CAR-T NXC-201, or advance to the initiation of registration-enabling studies, for such product candidates as and when needed and (vii) those other risks disclosed in the section “Risk Factors” included in the Company’s Annual Report on Form 10-K filed with the SEC on March 25, 2025 and other periodic or current reports subsequently filed with the Securities and Exchange Commission. These reports are available at www.sec.gov. Immix Biopharma cautions that the foregoing list of important factors is not complete. Immix Biopharma cautions readers not to place undue reliance on any forward-looking statements. Immix Biopharma does not undertake, and specifically disclaims, any obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur, except as required by law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Contacts

Mike Moyer

LifeSci Advisors

mmoyer@lifesciadvisors.com

Company Contact

irteam@immixbio.com